SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

iQIYI, Inc.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

46267X108**
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 46267X108 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on The NASDAQ Global Market under the symbol "IQ." Each ADS represents 7 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267X108	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,929,712 Class A Ordinary Shares**
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 7,929,712 Class A Ordinary Shares**
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,929,712 Class A Ordinary Shares**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (See Item 2)
12	TYPE OF REPORTING PERSON IA

* The original Schedule 13G filed with the Securities and Exchange Commission with respect to the Class A Ordinary Shares represented by ADSs held by the Hillhouse Entities (as defined in Item 2 hereof) prior to the date hereof was filed by Hillhouse Capital Management, Ltd. (CIK 0001510589), which, due to an internal reorganization, is no longer the Reporting Person with respect to the Class A Ordinary Shares represented by ADSs held by the Hillhouse Entities.

** Consists of 1,132,816 ADSs representing 7,929,712 Class A Ordinary Shares.

CUSIP No. 46267X108	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is iQIYI, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at 9/F, iQIYI Innovation Building, No. 2 Haidian North First Street, Haidian District, Beijing 100080, People's Republic of China.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company ("HCA" or the "Reporting Person"), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) represented by ADSs held by Gaoling Fund, L.P. ("Gaoling") and YHG Investment, L.P. ("YHG", and together with Gaoling, the "Hillhouse Entities"). HCA acts as the sole management company of Gaoling and the sole general partner of YHG. HCA is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Class A Ordinary Shares represented by ADSs held by the Hillhouse Entities.

This Schedule 13G/A reflects an internal reorganization of the Reporting Person and certain of its affiliates effective as of January 1, 2019. As further described therein, Hillhouse Capital Management, Ltd., an affiliate of the Reporting Person, is separately filing a Schedule 13G/A with respect to the Class A Ordinary Shares represented by ADSs held by certain of their affiliates.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Ordinary Shares (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 46267X108 has been assigned to the ADSs.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 46267X108	13G/A	Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 2,189,276,528 Class A Ordinary Shares reported to be issued and outstanding as of September 30, 2018, as reported in the Company's Report of Foreign Private Issuer filed on Form 6-K filed with the Securities and Exchange Commission on November 28, 2018.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. 46267X108	13G/A	Page 5 of 6 Pages

Item 10.	CERTIFICATION
The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46267X108	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2019

Hillhouse Capital Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance
Officer